Table of Contents

EXHIBIT 8.1

List of Subsidiaries

TNL Contax S.A., commonly referred to as TNL Contax, a company organized and incorporated under the laws of the Federative Republic of Brazil.

TODO PBO e Soluções em Tecnologia S.A., commonly referred to as Todo, a company organized and incorporated under the laws of the Federative Republic of Brazil